

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 19, 2017

Randall A. Ezell
Chief Financial Officer
HCBF Holding Company, Inc.
200 S. Indian River Drive, Suite 101
Fort Pierce, FL 34950

     Re: HCBF Holding Company, Inc.
            Amendment No. 1 to Registration Statement on Form S-4
            Filed June 7, 2017
            File No. 333-217395

Dear Mr. Ezell:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Jefferson Bankshares, Inc.

Consolidated Financial Statements (at and for the three months ended March 31, 2017)

1. Please amend your filing to include financial statement footnotes to the interim financial statements of Jefferson Bankshares, Inc. for the period ended March 31, 2017.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at 202-551-3484 or Amit Pande at 202-551-3423 if you have questions regarding the financial statements and related matters. You may contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Attorney-Advisor
Office of Financial Services

cc:. David C. Scileppi, Esq.